Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: The gap between those who have access to reliable wireless and high-speed Internet and those who do not is growing. Read about what New T-Mobile is going to do about it. [link to John J. Legere blog post below] Key info: http://newtmobile.com

New T-Mobile: Bridging the Digital Divide … for GOOD

John Legere | April 17, 2019

Last week, I shared what the world with 5G can really look like, and the possibilities are limitless! From smart highways that map driving routes to avoid traffic, hazards and accidents, to augmented reality displays for firefighters that can increase visibility in smoke-filled rooms and help them see through walls to save lives… I think we can all agree 5G is going to be transformational for all of us – and I can’t wait!

But what good is this amazing 5G future if millions of Americans can’t benefit from it? Today the Internet is more foundational to our modern society than ever before, and that will only increase over time. For many, looking up driving directions, completing transactions at small businesses, and connecting with healthcare providers from our homes are everyday occurrences. But it’s just not the case for everyone. In the US, 24 million Americans do not have access to reliable, affordable high-speed Internet at all – 80% of those are in rural areas. Not to mention, in rural areas only 65% of Americans have access to high-speed fixed broadband service, according to the FCC. It’s not an even playing field.

So, when it comes to employment, education and other opportunities, these Americans are significantly disadvantaged just because they cannot connect to the Internet. This is the growing gap between those who have access to reliable wireless and high-speed Internet and those who do not. This Digital Divide perpetuates social and economic inequality and that’s a BIG issue, one we can’t fully address unless we all begin working together to bring about real change. It’s about time we ensure everyone has a fair shot at quality coverage, and at a reasonable price. That’s where the New T-Mobile comes in. If our merger is approved, we will have a network that has the scale necessary to challenge the status quo and help bridge this divide for those Americans who have been left to look across it.

Reaching Rural America

The stats are telling when it comes to the impact that lack of connectivity is having on rural America. Rural areas continue to lag behind urban areas in mobile broadband deployment. According to new research conducted with Civic Science, 71% of rural consumers said they really only have 1 or 2 good choices when it comes to cell phone service. In a South Dakota study, university students surveyed reported that spotty service was a real challenge for completing their coursework. Even more concerning, those surveyed also reported that inconsistent and unreliable wireless coverage led them to at times feel concerned about their personal safety and too far removed from emergency services. Without an internet connection or mobile phone, these consumers are at a distinct disadvantage from the rest of the country – if not the world! People should not be forced to live this way anymore – everyone deserves options.

As the New T-Mobile, we will help solve this! T-Mobile has also already expanded our reach into rural America with our aggressive deployment of LTE on 700 MHz and 600 MHz spectrum. But by combining our coverage-rich 600 MHz spectrum with Sprint’s capacity-rich 2.5 GHz spectrum, we’ll blanket more of the country with 5G service than either company could on its own. With the New T-Mobile’s spectrum and scale, we’ll cover 95.8% of this country’s roughly 62 million rural residents with 5G service, delivering mobile broadband service with download speeds of at least 10Mbps or greater.

With our combined resources, we’ll be laser-focused on expanding broadband access as well. We’ve already launched an in-home broadband pilot that will serve as the foundation for New T-Mobile’s strategy to create a broadband option that would reach more than 52% of US zip codes, with a plan to obtain 9.5 million US households by 2024 – many of which have no option or only one option for in-home broadband today. If the merger is approved, the New T-Mobile’s unique spectrum resources, massive network investment, and commitment to deploying a higher quality and more robust network for rural America will position us as a strong competitor to big cable capable of changing the status quo for good to bring improved wireless service to those who need it most.

By the way, it’s worth mentioning that throughout this process we’ve gained a number of advocates, including a group of rural carriers who understand these challenges firsthand. GCI in Alaska, VTel Wireless in Vermont, and Smith Bagley in parts of Arizona, New Mexico and Utah have all voiced their support what the New T-Mobile stands for – which is making big changes!

Empowering low-income urban consumers

Many low-income Americans in urban areas have also been left behind in our current system. These are communities that are often dependent on mobile wireless as their primary form of Internet access. According to a Pew Research report, lower-income Americans rely heavily on smartphones for their online access. Millions of US adults are smartphone-only users and do not have traditional broadband service at home. 13% of U.S. adults with an annual household income of less than $30,000 are smartphone-dependent, compared with 1% of those whose family household income is $75,000 or more. Even worse, 44% of smartphone owners whose annual household income falls below $30,000 discontinued their service because it was too expensive.

Low-income students are particularly impacted by limited Internet access. Civic Science found that more than half of rural consumers with children surveyed said slow speeds or limited capacity of broadband impacts their kids’ ability to simply do their homework!

This needs to change. The New T-Mobile’s $40 billion investment in a nationwide 5G network will allow us to develop and deploy the first truly transformational 5G network, bringing the benefits of 5G to ALL consumers much sooner than either company could on its own. Together, we will have a national network through which we can expand and improve wireless capabilities for schools and underserved communities across the country, maximizing the impact of ongoing community initiatives aimed at narrowing the Digital Divide, such as T-Mobile’s EmpowerED and Sprint’s 1Million Project. We’ll even continue to narrow America’s homework gap by providing no-cost off-campus devices and data plans for students at eligible schools! With expanded coverage, we’ll also be able to broaden the reach of the critical Lifeline services offered by T-Mobile and Sprint today, which currently provide roughly 10 million low-income households with significant discounts on phone service.

The New T-Mobile will have the scale and financial profile to do more to help solve for these critical issues. Currently AT&T and Verizon continue to control 80% of the profitability from the top four carriers and have 70% of the wireless market share. While even with the merger of Sprint and T-Mobile, Verizon and AT&T would each still have nearly three times the market cap of the combined companies, New T-Mobile would be a strengthened maverick, and a strong third competitor to the Big Two. We would have the ability to go toe-to-toe with AT&T and Verizon and make a meaningful impact, expanding access and ensuring ALL consumers have an option for mobile service at a price point that’s within reach. With the highest capacity network in US history, we’ll have a massive incentive to take market share, fill it up with customers and ultimately reach those who have been underserved. A stronger financial position will also enable us to expand investment into communities and programs that make a difference.

Committed to Expanding Access

Expanding access is the right thing to do, and with the first truly transformational 5G network, the New T-Mobile is ready to ensure it happens. We will put even more focus and energy into making sure that those who have been left behind in our current, broken, system will have access to incredibly fast service, coverage and the absolute best customer service.

The status quo has failed rural and low-income populations, pushing them further and further behind in the digital age. Verizon, AT&T and the Cableopoly are benefiting from the status quo – and have no real interest or incentive to compete for small towns or cost-conscious consumers. This means these customers aren’t getting the access, price or service they deserve and need … and they may never … UNLESS they are forced to compete. The New T-Mobile’s investments in helping bridge the Digital Divide will be that forcing factor. Our plan to deploy a higher quality and more robust network for rural America and prioritize more vulnerable urban populations will ensure that EVERYONE has a chance to thrive in America’s 5G economy.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.